Exhibit (a)(1)(I)

                            JERRY'S FAMOUS DELI, INC.

                    SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
                              UP TO 600,000 SHARES
                                 OF COMMON STOCK
                             AT $5.30 NET PER SHARE


    The offer and withdrawl rights will expire at 5:00 p.m., California time, on August 31, 2001, unless the offer is extended.

         This Supplement to the Offer to Purchase (this "Supplement") of Jerry's Famous Deli, Inc., a California corporation (the "Company") is designed to be read in conjunction with the Company's Offer to Purchase dated April 27, 2001, copies of which has been previously disseminated to the Company's shareholders. Unless otherwise indicated, capitalized terms set forth in this Supplement have the same meanings attributed to them in the Offer to Purchase.

Extension of Expiration Date

         The Company has extended the expiration date of the Offer to 5:00 p.m., California time, on August 31, 2001. The Company reserves the right, in its sole discretion, to further extend the period of time for which the Offer is open.

Recommendation of the Company

         As is indicated in the Offer to Purchase, the Company's Board of Directors appointed an Independent Committee consisting of Paul Gray and Stanley Schneider, its two independent directors, to negotiate, finalize and approve a tender offer on behalf of the Company. The Independent Committee, in connection with its decision to approve the self-tender offer by the Company, considered the fairness of the Offer to the Public Shareholders of the Company. After considering a number of factors discussed in both the Offer to Purchase and in this Supplement, the Independent Committee determined that the Offer was fair to the Public Shareholders of the Company.

         The Company has not conducted its own independent analysis as to the fairness of the Offer to the Public Shareholders but instead has relied upon the findings of the Independent Committee. Based on the analyses and conclusions of the Independent Committee, the Company believes that the Offer is both substantively and procedurally fair to the Public Shareholders.

Fairness of the Offer

         Substantive Factors. The Offer to Purchase describes those factors that the Independent Committee considered relevant in reaching its determination that the Offer is fair to the Public Shareholders. See, "Special Factors - Fairness of the Offer." In addition to those factors set forth in the Offer to Purchase, the Independent Committee considered a number of additional valuation factors but ultimately concluded that those valuation factors were not relevant to the Company's business or the nature of the Offer.

         For example, the Independent Committee did not believe that a determination of either the Company's net book value or liquidation value were relevant to its conclusion that the Offer was fair to the Public Shareholders. The value of a restaurant operating company includes certain intangibles, such as the good will and reputation of the business, that generally are not reflected in its tangible assets. Accordingly, factors such as the net book value or liquidation value of the Company, which focus solely on its tangible assets, do not adequately reflect the value of the Company.

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         In addition, the Independent Committee did not believe that the going concern value of the Company was relevant to a determination of the fairness of the Offer. As is indicated in the Offer to Purchase, the Company retained Banc of America Securities as its investment banker to help it find potential buyers. Over an eighteen month period after it retained Banc of America, the Company was not successful in attracting a single serious offer to purchase, and received only three preliminary indications of interest from potential buyers, none of which presented sufficient value to shareholders to consider pursuing. Given the Company's inability to attract a legitimate offer during this time period, the Independent Committee did not believe that the going concern value of the Company provided a realistic means of valuing the Company in connection with the Offer.

         Finally, the Independent Committee did review the previous purchases the Company made of its own securities but did not consider these repurchases to be relevant to its fairness determination. As is indicated in the Offer to Purchase, from September 1998 through September 1999, in an effort to increase its share price, the Company announced a Share Repurchase Program. In connection with that Share Repurchase Program, the Company purchased approximately 365,154 shares of its Common Stock at prices ranging from $2.64 to $4.50 per share. These purchases were made in the open market based on the then trading price of the shares. (Both the share amounts and price per share are as adjusted for the Company's three for one reverse split of its Common Stock effective as of February 9, 2000.) However, the Share Repurchase Program ended over eighteen months prior to the commencement of the Offer and, given this lapse of time, the Independent Committee did not believe that the prices paid by the Company to repurchase its own shares was relevant to its determination of the fairness of the Offer. In addition, the Independent Committee does not believe that the prices paid in these individual transactions reflect the value of the Company as a whole.

         For the reasons set forth herein and in the Offer to Purchase, the Independent Committee determined that the Offer was substantively fair to the Public Shareholders. The Company has adopted the findings of the Independent Committee as to the substantive fairness of the Offer.

         Procedural Safeguards. As is indicated in the Offer to Purchase, the Independent Committee believes that the Offer is procedurally fair to the shareholders of the Company based on the factors set forth therein. See, "Special Factors - Fairness of the Offer." In reaching its conclusion, the Independent Committee recognizes that neither the Offer nor any Short-Form Merger or Long-Form Merger that may follow the completion of the Offer is or will be structured in such a manner as to require the approval of at least a majority of the Public Shareholders of the Company. The Independent Committee believes, however, that the other procedural safeguards that do exist both in connection with the Offer and in connection with any subsequent going private transaction offer sufficient protection for the Company's unaffiliated shareholders.

         In connection with the Offer, each Public Shareholder of the Company can determine individually whether to tender Shares in the Offer and, accordingly, those Public Shareholders that do not believe in the fairness of the Offer are not required to tender their Shares. In addition, the Public Shareholders that do not believe in the fairness of any Short-Form Merger or Long-Form Merger that may occur subsequent to the termination of this Offer can pursue appraisal rights under the California Corporation Law, as described in the Offer to Purchase under the heading "Special Factors - Rights of Shareholders in the Offer and Any Merger."

         In addition, as is indicated in the Offer to Purchase, to avoid any potential conflict of interest of the Board of Directors by virtue of the Control Shareholders' substantial ownership interest in the Company, the Company's Board established the Independent Committee and gave it the sole and exclusive authority to set the terms of the Offer. The Independent Committee did not appoint an independent representative to act exclusively as the agent of the unaffiliated shareholders for the purpose of negotiating the terms of the Offer or any subsequent Short-Form Merger or Long-Form Merger or preparing a report concerning the fairness of the transaction. However, the Independent Committee retained an independent financial advisor to render a fairness opinion, and the Independent Committee established a price for the Offer which was higher than the value determined by the independent financial advisor. The Independent Committee believes that its decision to establish an offer price in excess of that determined by the independent financial adviser, together with the voluntary nature of the Offer which may be accepted or rejected independently by each Shareholder, mitigates the need for a separate independent representative of the unaffiliated shareholders. The Company has adopted the findings of the Independent Committee with respect to the procedural fairness of the Offer.

Report of Financial Advisor.

         As is indicated in the Offer to Purchase and in this Supplement, the Independent Committee retained The Mentor Group to assist in its determination as to the fairness of the Offer to the Public Shareholders. The Independent Committee selected The Mentor Group after interviewing three independent valuation firms. The Mentor Group is a national, full-service valuation and appraisal firm that specializes in the valuation and appraisal of public, private and closely-held companies. The Mentor Group has experience in the valuation of restaurant companies, having performed such services in connection with numerous other transactions, including public offerings, mergers and acquisitions, corporate dissolutions, fairness opinions and similar matters. Members of the Independent Committee, in connection with their employment outside of the Company, had previously worked with The Mentor Group in connection with valuation projects unrelated to the Company. Based on these prior dealings and The Mentor Group's qualifications, the Independent Committee selected The Mentor Group to prepare an opinion as to the fairness of this transaction. Except for the preparation of its report, no material relationship exists or has existed between the Company and The Mentor Group. The Mentor Group was compensated by the Company for rendering its report; however, as is indicated in the report, the fee for its engagement was not contingent upon any particular outcome reported.

         In its report, The Mentor Group expressed the opinion that the Offer Price was fair to the current shareholders of the Company from a financial point of view. In arriving at this opinion, The Mentor Group reviewed the historical stock prices and trading volume for the Company's common stock as well as the audited annual financial statements as of December 31, 1996 to December 31, 2000 and the four quarterly financial statements as of December 31, 2000. The Mentor Group also visited the business office and certain restaurants of the Company and met with certain members of management to discuss operations, financial conditions, future prospects and projected operations and performance of the Company.

         In accordance with customary practice, The Mentor Group employed generally accepted valuation methods in reaching its opinion, as summarized below:

         Market Valuation Analysis. Under this approach, The Mentor Group compared the market value of the publicly traded stock of other operating companies that The Mentor Group deemed comparable to the Company relative to the market value of the Company's common stock and the Offer Price. The comparable public companies analyzed by The Mentor Group included six restaurant companies and four grocery companies. The financial data for these comparable companies included their revenues, earnings, earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before taxes ("EBT"), total assets and other financial data. In performing its analysis, The Mentor Group calculated a number of multiples based on the market price for these companies' securities (i.e.: price to revenues, price to EBITDA, price to EBT, etc.) The Mentor Group then reconciled these multiples by making certain adjustments based on factors such as the diversification of product lines for each comparable company, earnings risk, operations risk and size of market capitalization. The Mentor Group then applied this range of multiples against the same factors for the Company (sales, earnings, EBIT, etc.), which resulted in a range of values for the Company. The value of the Company at the Offer Price exceeded this range.

         Discounted Cash Flow Analysis. The Mentor Group performed a discounted cash flow analysis to determine an estimate of the present value per share of common stock, assuming the Company continued to operate as a going concern. The Mentor Group performed this analysis because it provided additional insight into the possible value of the Common Stock based on management's expectations of the Company's fundamental financial performance and the cash flows such performance could theoretically deliver to investors. This value was determined by calculating the present value of the estimated future cash flows that the Company could generate over the three-year period from 2001 to 2003, and then adjusting these aggregate values to equity values by subtracting net debt. To determine the cash flows, The Mentor Group utilized financial information provided in the Company's management's financial forecasts, and then applied a discount rate range to discount cash flows back to present value. This discount rate was determined to be appropriate by The Mentor Group based on its estimates of the Company's weighted average cost of capital, which is its average cost of raising funds from both debt financings (estimated from market rates on comparable securities) and of the Company's common equity (estimated using the capital asset pricing model). The final discount rate range was determined by weighting these individual inputs

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according to their proportionate composition in the Company's total capital structure. Based on the above analysis, The Mentor Group determined that the value for the Company at the Offer Price exceeded the range of estimated market values for the Company using the discounted cash flow approach.

         Merger and Acquisition Multiples. The Mentor Group reviewed publicly available information for selected completed or pending transactions to determine the implied premiums payable in transactions over recent trading prices. The Mentor Group performed this analysis because it believed that examining premiums paid in mergers and acquisitions involving restaurant and grocery companies, and comparing them to the Offer, provided a useful reference point in determining whether the consideration offered in this merger was fair from a financial point of view. The Mentor Group believed that these transactions formed an appropriate basis for comparison to the Offer because they all involved arms length negotiations with unaffiliated third parties in the same industries as the Company. The Mentor Group concluded that the premium over the market price represented by the Offer Price exceeded the range of premiums paid in comparable merger and acquisition transactions.

         The opinion of The Mentor Group is addressed to the Independent Committee and should not be considered a recommendation to any shareholders regarding whether a shareholder should tender shares in the Offer. The Mentor Group did not establish the Offer Price. The Independent Committee determined all terms of the Offer, including the Offer Price

Line of Credit

         As is indicated in the Offer to Purchase, the Company intends to use its retained cash flow from operations as well as its existing line of credit to repurchase the shares sought in this Offer. The Company's existing line of credit consists of a $15,000,000 credit facility with BankBoston, N.A. in the form of a $9,000,000 term loan and $6,000,000 revolving line of credit. The term loan and revolver mature in September 2003 and bear interest at the Eurodollar rate plus a variable percentage margin totaling approximately 9.22% at December 31, 2000. The debt is collateralized by assets of the Company and includes certain financial covenants. The Company intends to repay this loan using its cash flow from operations.

         In connection with this Supplement, the Company has filed with the Commission an Amendment No. 2 to Tender Offer Statement on Schedule TO, pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the same manner as described in the Offer to Purchaser under the heading "The Tender Offer--Certain Information Concerning the Company" with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission.

Interest in Securities of the Company

         The information regarding beneficial ownership of Common Stock by Kenneth Abdalla as set forth in the Offer to Purchase has been corrected. Set forth below is the correct information regarding Mr. Abdalla's beneficial ownership of the Company's Common Stock.

                                             Shares Beneficially Owned
                                             -------------------------
                                   Number of Shares         Percentage of Class
                                   ----------------         -------------------
Kenneth J. Abdalla                    426,720(4)                   9.13%

---------------------------

(1) Consists of 66,667 shares of Common Stock held of record by Kenneth Abdalla, 35,899 shares of Common Stock held by Yucaipa Waterton Deli Investors, LLC ("Yucaipa"), 324,154 shares of Common Stock held by Jerry's Investors, LLC ("JILLC"). As a result of Waterton's status as the manager of Yucaipa and JILLC, and Mr. Abdalla's status as the manager of Waterton, Mr. Abdalla may be deemed to have shared dispositive and voting power with respect to the shares held by Yucaipa, JILLC and Waterton. However, Mr. Abdalla disclaims beneficial ownership of such shares.

         The Company has been advised that certain members of JILLC intend to tender Shares in response to the Offer. As of the date of this Supplement, the number of shares to be tendered by the members of JILLC has not been determined. In addition, the Company has been advised that Guy Starkman, the President of the Company, may tender up to 50,000 of his Shares in the Offering.


August 3, 2001                                 JERRY'S FAMOUS DELI, INC.